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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                                        SCHEDULE 13D

                         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                     (AMENDMENT NO. 5)


                                    TRANSMONTAIGNE INC.
-------------------------------------------------------------------------------
                                      (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                               (Title of Class of Securities)


                                         893934109
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                                       (CUSIP Number)

                                     HERBERT THORNHILL
                                       MORGAN STANLEY
                            2000 WESTCHESTER AVENUE, ONE SOUTH C
                                     PURCHASE, NY 10577
                                       (914) 225-5542
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number of Person
                     Authorized to Receive Notices and Communications)

                                       JUNE 18, 2006
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                  (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

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      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                  MORGAN STANLEY

-------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

            BK, OO

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                      |X|

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      6.    Citizenship or Place of Organization

                  DELAWARE

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                7.    Sole Voting Power

                            -0-

                ----------------------------------------------------------------

                8.    Shared Voting Power
NUMBER OF
SHARES                      5,542,775
BENEFICIALLLY
OWNED BY        ----------------------------------------------------------------
EACH            9.    Sole Dispositive Power
REPORTING
PERSON WITH                 -0-

                ----------------------------------------------------------------

                10.   Shared Dispositive Power

                            5,544,775

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,544,775 (SEE ITEMS 4 AND 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

                  10.07% (SEE ITEM 5)

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      14. Type of Reporting Person (See Instructions)

                  HC, CO

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
Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                  MORGAN STANLEY CAPITAL GROUP INC.

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

            BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                      |X|

-------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization

                  DELAWARE

-------------------------------------------------------------------------------

                7.    Sole Voting Power

                            -0-

                ----------------------------------------------------------------

                8.    Shared Voting Power
NUMBER OF
SHARES                      5,500,000
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       9.    Sole Dispositive Power
PERSON WITH
                            -0-

                 ---------------------------------------------------------------

                10.   Shared Dispositive Power

                            5,500,000

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,500,000 (SEE ITEMS 4 AND 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

                  9.99% (SEE ITEM 5)

-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

                  CO

-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                  MORGAN STANLEY & CO. INCORPORATED

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

            BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                      |X|

-------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization

                  DELAWARE

-------------------------------------------------------------------------------

                7.    Sole Voting Power

                           -0-

                ----------------------------------------------------------------

                8.    Shared Voting Power
NUMBER OF
SHARES                     400
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       9.    Sole Dispositive Power
PERSON
WITH                       -0-

                ----------------------------------------------------------------

                10.   Shared Dispositive Power

                           400

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                  400 (SEE ITEM 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

                  0.00% (SEE ITEM 5)

-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

                  CO

-------------------------------------------------------------------------------

Cusip No. 893934109
-------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                  MORGAN STANLEY DW INC.

-------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     (a)   |_|
                                                                     (b)   |X|

-------------------------------------------------------------------------------

      3. SEC Use Only

-------------------------------------------------------------------------------

      4. Source of Funds (See Instructions)

            BK, OO

-------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                      |X|

-------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization

                  DELAWARE

-------------------------------------------------------------------------------

                7.    Sole Voting Power

                            -0-

              ------------------------------------------------------------------

                8.    Shared Voting Power
NUMBER OF
SHARES                      42,375
BENEFICIALLY
OWNED BY        ----------------------------------------------------------------
EACH
REPORTING       9.    Sole Dispositive Power
PERSON WITH
                            -0-
                ----------------------------------------------------------------

                10.   Shared Dispositive Power

                            44,375

-------------------------------------------------------------------------------

      11. Aggregate Amount Beneficially Owned by Each Reporting Person

                  44,375 (SEE ITEM 5)

-------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

-------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11)

                  0.09% (SEE ITEM 5)

-------------------------------------------------------------------------------

      14. Type of Reporting Person (See Instructions)

                  CO

-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006, April 26, 2006, May 8, 2006, and May 17, 2006.

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 is hereby amended by adding the following:

On June 18, 2006, MSCGI sent the following letter to the Company's board of directors:

       [MSCGI Letterhead]

       June 18, 2006

       Mr. Donald H. Anderson
       Vice Chairman, President, and CEO
       TransMontaigne Inc.
       1670 Broadway, Ste. 3100
       Denver, CO 80202
       U.S.A.

       Dear Don:

       We are pleased to offer $11.35 cash per share for the acquisition of all of the outstanding shares of TransMontaigne Inc. ("TransMontaigne"), pursuant to the attached executed merger agreement. We believe that this offer will deliver better value with greater speed and certainty than your current proposed transaction, and that it is a superior proposal as contemplated by the amended and restated merger agreement (the "SemGroup Agreement") by and among SemGroup, L.P., SemGroup Subsidiary Holding, L.L.C. ("SemGroup"), TMG Acquisition Company and TransMontaigne.

       In particular, we note that SemGroup has received a second request from the Federal Trade Commission. We do not expect to have any such delay. As you observed in your preliminary proxy statement, "a merger agreement with Morgan Stanley would not likely result in the receipt of a second request for additional information from the FTC." Thus, we think it is clear to all parties that our proposal has far greater certainty of success.

       This letter constitutes a binding, irrevocable offer to enter into the attached merger agreement, which we have signed. If by 8:00 p.m. Denver time on Monday, June 19, 2006 (the "Initial Expiration Time"), the Board of Directors of TransMontaigne has delivered to SemGroup the notice contemplated by Section 6.04(d)(i) of the SemGroup Agreement, then this offer will expire at 7:00 a.m. Denver time on Friday, June 23, 2006 unless previously accepted by TransMontaigne by execution and delivery to us of the attached merger agreement, together with the schedules and attachments thereto. If the Board of Directors has not delivered such notice by the Initial Expiration Time, this offer will terminate at the Initial Expiration Time.

       This offer and our other agreements set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.

       Sincerely yours,
       /s/ John Shapiro
       John Shapiro
       President
       Morgan Stanley Capital Group Inc.

The letter was accompanied by an agreement and plan of merger executed by MSCGI. This agreement is attached hereto as Exhibit 2.

                                          * * * *

      The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the transaction described in the above letter; change the terms of the transaction described in the above letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the above letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters. In connection with the proposed transaction, the Reporting Persons are considering other transactions with respect to the Company and its assets, including without limitation financing transactions, partnerships with third parties, or sales of assets to the Company's affiliated master limited partnership or third parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated June 18, 2006 between MS, MSCGI, MS&Co, and MSDW.

Exhibit 2 Plan and Agreement of Merger, dated as of June 23, 2006, between MSCGI, Buffalo Merger Sub Inc., and the Company, executed by MSCGI and Buffalo Merger Sub Inc.

                                         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2006


                                          MORGAN STANLEY


                                            /s/ Dennine Bullard
                                          ------------------------------
                                          Name:  Dennine Bullard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY CAPITAL GROUP INC.


                                            /s/ Robert P. Kinney
                                          ------------------------------
                                          Name:  Robert P. Kinney
                                          Title: Vice President



                                          MORGAN STANLEY & CO. INCORPORATED


                                            /s/ Dennine Bullard
                                          ------------------------------
                                          Name:  Dennine Bullard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY DW INC.


                                            /s/ Kirk Wickman
                                          ------------------------------
                                          Name:  Kirk Wickman
                                          Title: Managing Director, General
                                                 Counsel and Secretary

EXHIBIT 1
                                   JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of TransMontaigne, Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated as of June 18, 2006.
                                          MORGAN STANLEY


                                            /s/ Dennine Bullard
                                          ------------------------------
                                          Name:  Dennine Bullard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY CAPITAL GROUP INC.


                                            /s/ Robert P. Kinney
                                          ------------------------------
                                          Name:  Robert P. Kinney
                                          Title: Vice President



                                          MORGAN STANLEY & CO. INCORPORATED


                                            /s/ Dennine Bullard
                                          ------------------------------
                                          Name:  Dennine Bullard
                                          Title: Authorized Signatory



                                          MORGAN STANLEY DW INC.


                                            /s/ Kirk Wickman
                                          ------------------------------
                                          Name:  Kirk Wickman
                                          Title: Managing Director, General
                                                 Counsel and Secretary